SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 25, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   January 25, 2007

James Sinclair

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  January 25, 2007

Tanzanian Royalty Reports High Grade Results

from Kigosi Project

Tanzanian Royalty Exploration Corporation is pleased to announce that impressive assay results have been returned from six, shallow reverse circulation drill holes completed late last year on its Luhwaika prospect within the Kigosi Project Area in the Lake Victoria goldfields of Tanzania.

“These results confirm our high initial expectations for the Kigosi property and we are confident they will provide a basis for further successes in the coming months,” said the Company’s President, John Deane.

The Luhwaika prospect is hosted within the Kigosi-Miyabi greenstone belt near the dominant Kigosi-Haneti litho-tectonic boundary. This geological boundary is seen as an important regional control for gold mineralization and has been compared to the Cadillac fault zone in the Abitibi Greenstone Belt of Canada, historically a major gold producing region. The Miyabi gold project of Golden Eagle Resources is situated within the same geological boundary to the southeast of the Company’s Luhwaika/Igunda workings.

Overview

As reported previously, the Phase 1 RC drill program at Kigosi is focusing on an area immediately adjacent to artisanal workings at both the Luhwaika and Igunda prospect areas. However, because of heavy rains access to the Igunda prospect is not possible at the present time so the drill program is currently restricted to three 800 meter-spaced traverse lines within the Luhwaika Prospect. The aim of this phase of drilling is to test the strike continuity of the Luhwaika reef system which has never been drilled in the past.

The Luhwaika workings are the largest in the entire project area, with sporadic artisanal activity spread along a strike length of approximately 1,200 meters.  The gold mineralization is spatially related to a granite-greenstone contact and appears to be hosted by zones of stockwork granite and a highly altered quartz-sericite schist.

“To my knowledge, there has never been a significant gold deposit discovered in Tanzania that didn’t have artisanal workings associated with it so we are off to a very good start,” said Jim Sinclair, Chairman and CEO of Tanzanian Royalty.

As observed from shallow (up to 20 meters deep) artisanal shafts, it appears that at least two sub-parallel zones exist, namely the Luhwaika Main Reef and the Luhwaika West Reef.  These zones are confirmed by soil geochemical data which extended the Luhwaika mineralization to over 3.0 kilometers along strike in a north-northwesterly direction.  Please refer to the following link http://www.tanzanianroyaltyexploration.com/i/maps/LuhwaikaIgunda-Geo.jpg for a map showing the Luhwaika reef.

Wall rock alteration adjoining the reef includes silicification, sericitization and sulphidation (predominantly pyrite). Local zones of intense hematization can be observed, separated by quartz stockwork and veined biotite-granite containing up to 15% pyrite disseminations.

The results presented below are highlights of 15 shallow RC holes totaling 596 meters drilled along a single traverse line. Drilling was stopped to allow for the year-end break in fieldwork and will recommence within the next two weeks.

“I have to congratulate our exploration staff who managed to complete this initial phase of drilling in what can only be described as a highly unusual rainy season. It’s a testament to their desire to make Kigosi an outstanding success that they completed this amount of work under such adverse conditions,” Sinclair said.

Luhwaika Main Reef – Kigosi Project Area

Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	including
KG20RC-008	16.00	18.00	2.00	6.13
KG20RC-009	0.00	4.00	4.00	3.03
KG20RC-009	17.00	18.00	1.00	1.11

Luhwaika West Reef – Kigosi Project Area

Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	including
KG20RC-011	23.00	26.00	3.00	3.51	1m 8.90g/t
KG20RC-012	9.00	11.00	2.00	5.76
KG20RC-012	17.00	18.00	1.00	8.15
KG20RC-013B	34.00	37.00	3.00	11.63
KG29RC-014	50.00	53.00	3.00	4.04

Drilling within the Luhwaika Main Reef, indicates the reef to be flat, with a gentle dip towards the southwest and a true thickness of 1–2 meters.  Mineralization is hosted by a sheared, highly silicified and sericitized granite, with gold values ranging from 1.11 to 6.13 g/t.

The Luhwaika West Reef, which sub-outcrops approximately 200 meters to the southwest of the Luhwaika Main Reef, is essentially a mineralized quartz vein, dipping 30 degrees to the southwest, with a true thickness of 2-3 meters and with gold values ranging from 3.51 to 11.63 g/t.

As stated by John Deane, “we are highly encouraged by the drill results received so far and we look forward to resuming this drill program by the end of this month, weather and access permitting.”

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza, Tanzania.  Duplicates and Standards were inserted in the sample stream sent to Humac, and subsequent analysis shows the standards to fall within analytically acceptable (5% standard deviation) limits.

Qualified Person

The Company’s Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town, a registered scientist with SACNASP (Reg. No. 400082/93) and a Fellow of the Society of Economic Geologists   with 23 years post-graduate experience. Mr. Chadwick personally undertook and managed the Kigosi drill program, in addition to the geological logging and sampling of the rock chips.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.